Ecopetrol S.A. Board of Directors' Decisions

Bogotá, September 17, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol”) announces that, during its meeting held on September 17, 2026, the Board of Directors elected Carlos Augusto Suárez Rojas as Chairman of the Board and Claudia Margarita Lafaurie Taboada as Vice Chair of the Board.

The Board of Directors also approved the composition of its supporting committees as follows:

AUDIT AND RISK COMMITTEE

•	Ricardo Rodríguez Yee (Chair)
•	José Camilo Manzur Jattin
•	Betzy Patricia Martínez Zapatero
•	Luis Felipe Henao Cardona
•	Carlos Augusto Suárez Rojas

BUSINESS COMMITTEE

•	José Camilo Manzur Jattin (Chair)
•	Ricardo Rodríguez Yee
•	Claudia Margarita Lafaurie Taboada
•	Jorge Alberto Jaller Jaramillo
•	César Eduardo Loza Arenas

CORPORATE GOVERNANCE AND SUSTAINABILITY COMMITTEE

•	Luis Felipe Henao Cardona (Chair)
•	José Camilo Manzur Jattin
•	Betzy Patricia Martínez Zapatero
•	Ludmila del Carmen Vergara Rosales
•	Jorge Alberto Jaller Jaramillo

COMPENSATION, NOMINATION AND CULTURE COMMITTEE

•	Carlos Augusto Suárez Rojas (Chair)
•	Betzy Patricia Martínez Zapatero
•	José Camilo Manzur Jattin
•	Jorge Alberto Jaller Jaramillo
•	Ludmila del Carmen Vergara Rosales

TERRITORIAL TRANSFORMATION AND HSE COMMITTEE

•	Betzy Patricia Martínez Zapatero (Chair)
•	Claudia Margarita Lafaurie Taboada
•	José Camilo Manzur Jattin
•	Luis Felipe Henao Cardona
•	César Eduardo Loza Arenas

TECHNOLOGY AND INNOVATION COMMITTEE

•	Claudia Margarita Lafaurie Taboada (Chair)
•	Carlos Augusto Suárez Rojas
•	Ricardo Rodríguez Yee
•	Ludmila del Carmen Vergara Rosales
•	César Eduardo Loza Arenas

The members appointed to the aforementioned committees will assume their duties effective immediately.

Ecopetrol extends a warm welcome to the new members of the Board of Directors and wishes them every success in this new chapter. Ecopetrol is confident that their contributions will help strengthen its management, strategy, and value creation for both Ecopetrol and its stakeholders.

Finally, Ecopetrol expresses its deepest gratitude to Luis Felipe Henao Cardona for his valuable leadership, dedication, and unwavering commitment during his tenure as Chairman of the Board of Directors.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co